Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

(Expressed in thousands of U.S. Dollars - except share data)

	September 30, 2013	December 31, 2012
	Unaudited	Audited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$167,323	$144,297
Restricted cash	5,771	16,192
Marketable Securities (Note 3)	—	1,664
Accounts receivable, net	25,258	28,948
Insurance claims	4,022	4,583
Due from related companies (Note 2)	1,400	1,561
Advances and other	13,059	8,800
Inventories	16,325	14,356
Prepaid insurance and other	2,845	3,568
Current portion of financial instruments-Fair value (Note 12)	71	60

Total current assets	236,074	224,029

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 12)	605	45
FIXED ASSETS (Note 4)
Advances for vessels under construction	57,997	119,484

Vessels	2,833,944	2,628,094
Accumulated depreciation	(610,398)	(539,736)

Vessels’ Net Book Value	2,223,546	2,088,358

Total fixed assets	2,281,543	2,207,842

DEFERRED CHARGES, net (Note 5)	18,228	17,968

Total assets	$2,537,450	$2,450,884

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$132,186	$186,651
Payables	46,492	34,390
Due to related companies (Note 2)	9,457	2,594
Dividends payable	678	—
Accrued liabilities	17,280	12,442
Accrued bank interest	9,718	4,785
Unearned revenue	16,078	4,907
Current portion of financial instruments - Fair value (Note 12)	8,787	13,138

Total current liabilities	240,676	258,907

LONG-TERM DEBT, net of current portion (Note 6)	1,272,048	1,255,776

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 12)	5,261	9,361

STOCKHOLDERS’ EQUITY:
Preferred shares, $ 1.00 par value; 15,000,000 shares authorized (including 2,300,000 Series B Preferred Shares and 2,300,000 Series C Preferred Shares) and 2,000,000 Series B Preferred Shares and 2,000,000 Series C preferred Shares issued and outstanding at September 30, 2013; no shares authorized, issued and outstanding at December 31, 2012.	4,000	—
Common stock, $ 1.00 par value; 85,000,000 and 100,000,000 shares authorized at September 30, 2013 and December 31, 2012 respectively; 56,925,041 and 56,443,237 issued and outstanding at September 30, 2013 and December 31, 2012 respectively.	56,925	56,443
Additional paid-in capital	496,782	404,391
Accumulated other comprehensive loss	(8,798)	(14,728)
Retained earnings	469,335	478,428

Total Tsakos Energy Navigation Limited stockholders’ equity	1,018,244	924,534
Noncontrolling Interest	1,221	2,306

Total stockholders’ equity	1,019,465	926,840

Total liabilities and stockholders’ equity	$2,537,450	$2,450,884

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2013	2012

VOYAGE REVENUES:	$107,564	$92,409

EXPENSES:
Commissions	4,166	3,375
Voyage expenses	29,557	24,812
Vessel operating expenses	32,823	33,146
Depreciation	24,571	23,948
Amortization of deferred dry-docking costs	1,298	1,266
Management fees (Note 2(a))	4,019	3,967
General and administrative expenses	1,208	1,048
Foreign currency (gains)/losses	267	71

Total expenses	97,909	91,633

Operating income	9,655	776

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(10,856)	(11,348)
Interest income	142	243
Other, net	(682)	(6)

Total other expenses, net	(11,396)	(11,111)

Net loss	(1,741)	(10,335)

Less: Net loss/(income) attributable to the noncontrolling interest	379	(24)

Net loss attributable to Tsakos Energy Navigation Limited	$(1,362)	$(10,359)

Loss per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.04)	$(0.18)

Loss per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.04)	$(0.18)

Weighted average number of shares, basic	56,614,752	56,293,237

Weighted average number of shares, diluted	56,614,752	56,293,237

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2013	2012

VOYAGE REVENUES:	$313,348	$293,686

EXPENSES:
Commissions	12,018	8,548
Voyage expenses	86,501	82,700
Vessel operating expenses	97,054	100,796
Depreciation	70,767	71,317
Amortization of deferred dry-docking costs	3,708	3,534
Management fees (Note 2(a))	11,845	11,926
General and administrative expenses	3,311	2,831
Stock compensation expense	—	168
Foreign currency (gains)/losses	144	(48)

Total expenses	285,348	281,772

Operating income	28,000	11,914

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(30,875)	(37,758)
Interest income	300	1,121
Other, net	(378)	(25)

Total other expenses, net	(30,953)	(36,662)

Net loss	(2,953)	(24,748)

Less: Net loss/(income) attributable to the noncontrolling interest	1,085	(115)

Net loss attributable to Tsakos Energy Navigation Limited	$(1,868)	$(24,863)

Loss per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(0.06)	$(0.48)

Loss per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.06)	$(0.48)

Weighted average number of shares, basic	56,501,037	52,295,812

Weighted average number of shares, diluted	56,501,037	52,295,812

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars)

	2013	2012

Net loss	$(1,741)	$(10,335)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps, net	733	2,949
Amortization of deferred loss on de-designated financial instruments	221	371

Total unrealized gains from hedging financial instruments	954	3,320
Unrealized gain/(loss) on marketable securities	(24)	69
Reclassification of realized gain on marketable securities to earnings	(89)	—

Other Comprehensive income	841	3,389

Comprehensive income/(loss)	(900)	(6,946)

Less: comprehensive loss/(income) attributable to the noncontrolling interest	379	(24)

Comprehensive loss attributable to Tsakos Energy Navigation Limited	$(521)	$(6,970)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars)

	2013	2012

Net loss	$(2,953)	$(24,748)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps, net	5,441	11,583
Amortization of deferred loss on de-designated financial instruments	657	1,104

Total unrealized gains from hedging financial instruments	6,098	12,687
Unrealized (loss)/gain on marketable securities	(79)	214
Reclassification of realized gain on marketable securities to earnings	(89)	—

Other Comprehensive income	5,930	12,901

Comprehensive income/(loss)	2,977	(11,847)

Less: comprehensive loss/(income) attributable to the noncontrolling interest	1,085	(115)

Comprehensive income/(loss) attributable to Tsakos Energy Navigation Limited	$4,062	$(11,962)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Preferred Stock		Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE, January 1, 2012	$		$46,209	$351,566	$554,314	$(35,030)	$917,059	$2,099	$919,158

Net income/(loss)					(24,863)		(24,863)	115	(24,748)

- Issuance of 10,000 shares			10,000	52,325			62,325		62,325

- Issuance of 84,500 shares of restricted share units			84	(84)			—		—

- Cash dividends paid ($0.45 per share)					(23,807)		(23,807)		(23,807)

- Other comprehensive income (loss)						12,901	12,901		12,901

- Amortization of restricted share units				168			168		168

BALANCE, September 30, 2012		$—	$56,293	$403,975	$505,644	$(22,129)	$943,783	$2,214	$945,997

BALANCE, January 1, 2013			56,443	404,391	478,428	(14,728)	924,534	2,306	926,840

Net income/(loss)					(1,868)		(1,868)	(1,085)	(2,953)

- Issuance of 8% cumulative redeemable perpetual Series B preferred shares		2,000		44,955			46,955		46,955

- Issuance of 8.875% cumulative redeemable perpetual Series C preferred shares		2,000		45,947			47,947		47,947

- Issuance of common stock under distribution agency agreement			482	1,489			1,971		1,971

- Cash dividends paid ($0.10 per share)					(5,658)		(5,658)		(5,658)

- Dividends paid on Series B preferred shares					(889)		(889)		(889)

- Dividends declared on Series B preferred shares					(678)		(678)		(678)

- Other comprehensive income (loss)						5,930	5,930		5,930

BALANCE September 30, 2013		$4,000	$56,925	$496,782	$469,335	$8,798	$1,018,244	$1,221	$1,019,465

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars)

	2013	2012
Cash Flows from Operating Activities:

Net loss	$(2,953)	$(24,748)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	70,767	71,317
Amortization of deferred dry-docking costs	3,709	3,534
Amortization of loan fees	743	672
Stock compensation expense	—	168
Change in fair value of derivative instruments	(3,031)	(3,876)
Gain on sale of marketable securities	(89)	—
Payments for dry-docking	(3,730)	(7,617)
(Increase) Decrease in:
Receivables	153	(5,910)
Inventories	(1,969)	653
Prepaid insurance and other	723	2,208
Increase (Decrease) in:
Payables	18,965	8,031
Accrued liabilities	9,771	(466)
Unearned revenue	11,171	(4,509)

Net Cash provided by Operating Activities	104,230	39,457

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(36,659)	(51,303)
Vessel acquisitions and/or improvements	(107,705)	(1,753)
Proceeds from sale of marketable securities	1,585	—

Net Cash used in Investing Activities	(142,779)	(53,056)

Cash Flows from Financing Activities:
Proceeds from long-term debt	110,000	55,958
Financing costs	(979)	(1,537)
Payments of long-term debt	(148,193)	(99,504)
Decrease/(Increase) in restricted cash	10,421	(4,250)
Proceeds from stock issuance program, net	1,971	62,324
Proceeds from preferred stock issuance, net	94,902	—
Cash dividends	(6,547)	(23,807)

Net Cash provided by/ (used in) Financing Activities	61,575	(10,816)

Net increase/(decrease) in cash and cash equivalents	23,026	(24,415)
Cash and cash equivalents at beginning of period	144,297	175,708

Cash and cash equivalents at end of period	$167,323	$151,293

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

The consolidated balance sheet as of December 31, 2012 has been derived from the audited financial statements included in the company’s annual report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2013 (“Annual Report”), but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements.

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2012. There have been no material changes to these policies in the nine month period ended September 30, 2013.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Tsakos Shipping and Trading S.A. (commissions)	1,347	1,154	3,899	3,634
Tsakos Energy Management Limited (management fees)	3,917	3,892	11,593	11,701
Tsakos Columbia Shipmanagement S.A.	318	360	953	1,011
Argosy Insurance Company Limited	2,458	2,422	6,933	7,165
AirMania Travel S.A.	1,078	983	3,447	2,712

Total expenses with related parties	9,118	8,811	26,825	26,223

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

Balances due from and due to related parties are as follows:

	September 30, 2013	December 31, 2012
Due from related parties
Tsakos Columbia Shipmanagement S.A.	1,400	1,561

Total due from related parties	1,400	1,561

Due to related parties
Tsakos Energy Management Limited	46	53
Tsakos Shipping and Trading S.A.	2,203	1,110
Argosy Insurance Company Limited	6,970	1,209
AirMania Travel S.A.	238	222

Total due to related parties	9,457	2,594

There are also amounts, at September 30, 2013, of $330 ($559 at December 31, 2012) due to Tsakos Shipping and Trading S.A. and $363 ($329 at December 31, 2012) due to Argosy Insurance Limited, included in accrued liabilities which relate to services rendered by these related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. From January 1, 2012 monthly fees for operating vessels are $27.5, for vessels chartered in or chartered out on a bare boat basis are $20.4 and from April 1, 2012 for the LNG carrier are $35.0 of which $10.0 are payable to the Management Company and $25.0 to a third party manager. Monthly management fees for the newly delivered DP2 shuttle tankers have been agreed at $35.0 per vessel. Since the expiry of the bareboat charter of the VLCC Millennium on July 30, 2013, management fees for this vessel are $27.5 per month of which $13.7 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27.5 per month of which, effective September 22, 2013, $12.0 are payable to a third party manager. The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at September 30, 2013 to pay the Management Company an amount of approximately $137,088 calculated in accordance with the terms of the Management Agreement.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a) Tsakos Energy Management Limited (continued): This amount takes account of the LNG carrier under construction, but excludes the new-building which is being negotiated with the shipyard (Note 11). Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at September 30, 2013 are:

Year	Amount

October to December 2013	3,937
2014	15,747
2015	15,747
2016	15,643
2017	15,622
2018 to 2023	85,921

152,616

Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 per vessel since January 1, 2012. These fees in total amounted to $308 and $428 during the nine months ended September 30, 2013 and 2012, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels since July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are rendered by TCM to the Company.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit, research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Operations. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commissions. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In the first nine months of 2013 and 2012, no such fee was charged.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Marketable Securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. In December 2012, the Company sold $1,098 of these marketable securities realizing a gain of $95 which was reclassified from Accumulated other comprehensive income/(loss) to the Statement of Operations. In July 2013, the Company sold the remaining marketable securities, realizing a gain of $89, reclassified from Accumulated other comprehensive income/(loss) to the Statement of Operations. At September 30, 2013 there are no marketable securities. The fair value of these marketable securities as of September 30, 2012 was $2,748, and the change in fair value amounting to $214 (positive) was included in Accumulated other comprehensive loss.

4.	Vessels

Acquisitions

During the first nine months of 2013, the Company took delivery of two newbuilding DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014, at a total cost of $203,748, of which $105,603 were incurred in the first nine months of 2013. There were no vessel acquisitions in the first nine months of 2012.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4.	Vessels (continued)

Sales

There were no vessel sales in the first nine months of 2013 and 2012.

5.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $13,351 and $13,327, at September 30, 2013 and December 31, 2012, respectively, and loan fees, net of accumulated amortization, amounted to $4,877 and $4,641 at September 30, 2013 and December 31, 2012, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long –Term Debt

Facility	September 30, 2013	December 31, 2012

(a) Credit Facilities	821,709	939,514
(b) Term Bank Loans	582,524	502,913

Total	1,404,234	1,442,427
Less – current portion	(132,186)	(186,651)

Long-term portion	1,272,048	1,255,776

(a) Credit facilities

As at September 30, 2013, the Company had six open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. At September 30, 2013 there was no available unused amount. On September 11, 2013, the Company fully repaid the outstanding balance of $26,815 on one of its credit facilities. Interest is payable at a rate based on LIBOR plus a margin. At September 30, 2013, interest on these facilities ranged from 1.54% to 5.69%.

(b) Term bank loans

Term loan balances outstanding at September 30, 2013 amounted to $582,524. These bank loans are payable in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at September 30, 2013, are based on LIBOR plus margin.

On March 3, 2013 and on April 22, 2013 the Company made two drawdowns of $46,000 each under two existing term bank loans to finance of the newly delivered DP2 suezmaxes Rio 2016 and Brasil 2014.

On September 9, 2013, the Company arranged a new term bank loan for the refinancing of the vessel previously financed by the credit facility repaid on September 11, 2013 as mentioned above. On September 11, 2013, the Company drew down $18,000 under this term loan, which is payable in 28 quarterly installments, the first eight of $300 each and the next twenty of $405 each plus a balloon of $7,500 payable with the last installment.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt (continued)

At September 30, 2013, interest on these term bank loans ranged from 1.89% to 3.26%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended September 30, 2013	2.58%
Three months ended September 30, 2012	1.90%

Nine months ended September 30, 2013	2.48%
Nine months ended September 30, 2012	1.91%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness or additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $72,656 at September 30, 2013 and $99,375 at December 31, 2012, a minimum hull value in connection with the vessels’ outstanding loans, a maximum leverage ratio, insurance coverage of the vessels against all customary risks and operating bank accounts with minimum balances.

As at December 31, 2012, the Company was in non-compliance with minimum value-to-loan ratios contained in certain of its debt agreements. These agreements include terms in case of non-compliance with minimum value-to-loan ratios according to which the Company may be required to prepay indebtedness in the form of cash or provide additional security. Effective December 31, 2012 and for a period up to, and including, June 30, 2014, for those loans that were not compliant in respect of the value-to-loan covenant, certain lenders formally waived their rights, while the remainder did not seek immediate remedial action.

An amount of $21,691 was reclassified within current liabilities at September 30, 2013 ($24,303 at December 31, 2012), representing the amount that the Company would be required to pay to satisfy the remaining loan-to-value ratio shortfall contained in loan agreements with a total outstanding debt as at September 30, 2013 of $257,059 ($335,604 at December 31, 2012), in the event the lenders were to request such additional security in the form of cash payment.

As at December 31, 2012, the Company was not in compliance with the leverage ratio required by its loans. In this respect, the Company entered into amendatory agreements with its lenders which waive the non-compliance of the leverage ratio covenant referred to above by increasing the relevant ratio for the period from December 31, 2012 through July 1, 2014 from 70% to 80%, establishing in this respect compliance as at December 31, 2012 and September 30, 2013.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt (continued)

Following these amendatory agreements and because management concluded that it is not probable that the amended ratio will fail to be met at any next measurement dates within the following 12 months, the debt was not classified as current in the December 31, 2012 and September 30, 2013 consolidated balance sheet in accordance with ASC 470-10.

For one of its loan agreements under which an amount of $34,855 was outstanding at December 31, 2012, on February 28, 2013, the Company entered into an amendatory agreement with the lenders which waives the non-compliance of the Security Cover ratio for a period from December 11, 2012 through September 6, 2013, and of the leverage ratio covenant throughout 2013, re-establishing compliance as of the balance sheet date. Pursuant to this agreement, the Company made a prepayment of $5,050 on February 28, 2013 against the balloon installment due in September 2013 and agreed to increased interest rate margins during the waiver period and remaining term of the loan, which was due to expire on September 6, 2013. On September 11, 2013, the Company fully repaid the outstanding amount of $26,815.

As of December 31, 2011, a subsidiary, in which the Company has 51% interest, was not in compliance with the leverage ratio required by its loan. In this respect on April 16, 2012, the subsidiary entered into an amendatory agreement with the lenders which waived the non-compliance of the leverage ratio covenant referred to above for the period from December 31, 2011 through December 31, 2012. On April 8, 2013 the waiver period was extended to June 30, 2014 (inclusive).

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditures on dry-dockings and working capital. As of September 30, 2013, the Company’s working capital (non-restricted net current assets), amounted to a deficit of $10,373 ($51,070 deficit at December 31, 2012). Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of the Company’s commitments include, but are not limited to the issuance of additional equity, re-negotiation of new-building commitments and utilization of suitable opportunities for asset sales. Management believes such alternatives, along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time.

The annual principal payments required to be made after September 30, 2013, excluding hull cover ratio shortfall of $21,691 discussed above, are as follows:

Period/Year	Amount

October to December 2013	23,936
2014	120,495
2015	174,842
2016	270,406
2017	182,805
2018 and thereafter	631,750

1,404,234

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Interest expense	11,139	11,382	31,736	36,558
Less: Interest capitalized	(423)	(433)	(1,542)	(1,037)

Interest expense, net	10,716	10,949	30,194	35,521
Interest swap cash settlements non-hedging	1,434	2,600	4,074	6,826
Bunkers swap cash settlements	(58)	(576)	(125)	(1,981)
Amortization of loan fees	304	217	743	672
Bank charges	132	65	228	177

Amortization of deferred loss on de-designated financial instruments	221	371	656	1,104
Change in fair value of non-hedging financial instruments	(1,893)	(2,278)	(4,895)	(4,561)

Net total	10,856	11,348	30,875	37,758

At September 30, 2013, the Company was committed to eight floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $423,439 on which it pays fixed rates averaging 3.92% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 12).

At September 30, 2013, the Company held six of the eight interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $298,189. The fair values of such financial instruments as of September 30, 2013 and December 31, 2012 in aggregate amounted to $7,169 (negative) and $11,295 (negative), respectively. The estimated net amount of cash flow hedge losses at September 30, 2013 that is estimated to be reclassified into earnings within the next twelve months is $2,913.

At September 30, 2013 and December 30, 2012, the Company held two interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during the first nine months of 2013 and 2012 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $4,903 (positive) and $5,715 (positive), respectively. During 2010, one of these swaps was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring ($375 at September 30, 2013), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during the third quarters of 2013 and 2012 was $221 and $371 respectively. The remaining balance of $375 will be amortized until the first quarter of 2014.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

At September 30, 2013, the Company held four bunker swap agreements and two at December 31, 2012, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair values of these financial instruments as of September 30, 2013 and December 31, 2012 were $97 (positive) and $105 (positive), respectively.

The changes in their fair values during the nine months of 2013 and 2012 amounting to $8 (negative) and $1,154 (negative) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

8.	Stockholders’ Equity

On May 10, 2013, the Company issued 2,000,000 Series B preferred shares for net proceeds of $46,955. The Series B preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance. At any time on or after July 30, 2018, the Series B preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants relating to the level of borrowings and net worth as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series B preferred shares are not redeemed at the option of the Company, in whole by July 30, 2019, the dividend rate payable on the Series B preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the Series B preferred shares, subject to an aggregate maximum rate per annum of 25% prior to July 30, 2018 and 30% thereafter. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder. The initial dividend of $889 on the Series B preferred shares was paid on July 30, 2013 and the second dividend of $1,000 was paid on October 30, 2013.

On August 8, 2013 the Company entered into a distribution agency agreement with a leading investment bank as manager, providing for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.0 per share, at market prices. As of September 30, 2013, the Company had sold 481,804 common shares under this agreement for proceeds, net of commissions and other issuance expenses, of $1,971. From October 1, 2013 up to December 4, 2013, the Company sold 492,207 common shares for proceeds, net of commissions, of $2,567.

On September 30, 2013, the Company issued 2,000,000 Series C preferred shares for net proceeds of $47,947. The Series C preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.875% per annum from their date of issuance. At any time on or after October 30, 2018, the Series C preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants relating to the level of borrowings and net worth as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series C preferred shares are not redeemed at the option of the Company in whole by October 30, 2020, the dividend rate payable on the Series C preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the Series C preferred shares, subject to an aggregate maximum rate per annum of 25% prior to October 30, 2018 and 30% thereafter.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Stockholders’ Equity (continued)

The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

During the nine-month period ended September 30, 2013, the Company declared and paid dividends on its common stock of $5,658 in aggregate, of which $2,822 were paid on June 5, 2013 and $2,836 were paid on September 12, 2013.

9.	Accumulated other comprehensive loss

In the first nine months of 2013, Accumulated other comprehensive loss decreased with unrealized gains of $5,930, of which $5,441 (gain) resulted from changes in fair value of financial instruments, $657 related to losses which were amortized to income on the de-designation of one interest rate swap (Note 7), a loss of $79 which resulted from changes in the fair value of marketable securities and a gain of $89 reclassified to the statement of operations upon the disposal of marketable securities. In the first nine months of 2012, Accumulated other comprehensive loss decreased with unrealized gains of $12,901, of which $11,583 (gain) resulted from changes in fair value of financial instruments and $1,104 related to losses which were amortized to income on the de-designation of one interest rate swap. Also in the above gains are included $214 which resulted from changes in the fair value of marketable securities.

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs using the treasury stock method. The RSUs at September 30, 2013 and 2012 were nil.

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Numerator

Net loss attributable to Tsakos Energy Navigation Limited	(1,362)	(10,359)	(1,868)	(24,863)
Preferred share dividends	(1,000)	—	(1,567)	—

Net loss attributable to common stockholders	$(2,362)	$(10,359)	$(3,435)	$(24,863)

Denominator
Weighted average common shares outstanding	56,614,752	56,293,237	56,501,037	52,295,812
Dilutive effect of RSUs	—	—	—	—

Weighted average common shares – diluted	56, 614,752	56,293,237	56, 501,037	52,295,812

Basic loss per common share	$(0.04)	$(0.18)	$(0.06)	$(0.48)

Diluted loss per common share	$(0.04)	$(0.18)	$(0.06)	$(0.48)

For the nine months ended September 30, 2013 there were no outstanding RSUs. For the nine months ended September 30, 2012, the RSUs are considered anti-dilutive due to the loss from continuing operations, which has resulted in their exclusion from the computation of diluted earnings per common share.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Commitments and Contingencies

As at September 30, 2013, the Company had under construction one LNG carrier. On May 2, 2013, the Company signed an amendment agreement with the shipyard, by which the LNG carrier will be converted from 162,000cm to 174,000cm. Under the amended agreement, there is also an option to build a second similar vessel, exercisable up to January 31, 2014, for an original contract price of $209.6 million. The final purchase price has yet to be determined and will reflect the agreed-upon changes in its specifications. As of September 30, 2013, the Company made progress payments of $52,148. There are no further installments due in 2013. The schedule for the remaining payments is dependent on whether the Company exercises by January 31, 2014 its option for the construction of the additional LNG carrier, with expected delivery in the first half of 2017.

In addition, a shuttle tanker new-building had been ordered. However, the contract is being renegotiated with the shuttle tanker being cancelled and two alternative vessels being considered instead. The final aggregate contract price for the alternative vessels is expected to be similar to the original contract price of $88.0 million for the cancelled shuttle tanker. A first installment of $4.5 million had been paid in the first quarter of 2013 and this amount will remain as the first installment of whatever new constructions are decided upon. The remainder of the installment schedule has yet to be determined.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at September 30, 2013, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount

October to December 2013	58,778
2014	187,834
2015	127,483
2016	77,582
2017 to 2028	494,319

Minimum charter payments	945,996

These amounts do not assume any off-hire.

12.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments that are subject to credit risk consist principally of cash, trade accounts receivable, marketable securities, investments, and derivatives.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(b)	Concentration of credit risk (continued): The Company places its temporary cash investments, consisting mostly of deposits, and its marketable securities primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, marketable securities, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $53,163 as compared to its carrying amount of $54,679 (Note 6). The fair value of the long term investment equates to the amount that would be received by the Company in the event of sale of that investment. The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements discussed in Note 7 above and marketable securities discussed in Note 3 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data.

The estimated fair values of the Company’s financial instruments, other than derivatives, at September 30, 2013 and December 31, 2012 are as follows:

	Carrying Amount September 30, 2013	Fair Value September 30, 2013	Carrying Amount December 31, 2012	Fair Value December 31, 2012
Financial assets/(liabilities)
Cash and cash equivalents	167,323	167,323	144,297	144,297
Restricted cash	5,771	5,771	16,192	16,192
Marketable securities	—	—	1,664	1,664
Investments	1,000	1,000	1,000	1,000
Debt	(1,404,232)	(1,402,718)	(1,442,427)	(1,441,108)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of set-off exists.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(c)	Fair value (continued): The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value

Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments - Fair value	—	—	4,942	6,824
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	579	—	2,805	4,471

	Subtotal	579	—	7,747	11,925

Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments - Fair value	—	—	3,845	6,314
	Financial instruments - fair value, net of current portion	—	—	2,456	4,890
Bunker swaps	Current portion of financial instruments-Fair value	71	60	—	—
	Financial instruments - fair value, net of current portion	26	45

	Subtotal	97	105	6,301	11,204

	Total derivatives	676	105	14,048	22,499

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(c)	Fair value: (continued)

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

	Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)
Derivative	Amount Three months ended September 30,		Amount Nine months ended September 30,
	2013	2012	2013	2012
Interest rate swaps	(1,279)	(1,153)	(1,716)	(2,981)

Total	(1,279)	(1,153)	(1,716)	(2,981)

	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Derivative	Location	Amount Three months ended September 30,		Amount Nine months ended September 30,
		2013	2012	2013	2012
Interest rate swaps	Depreciation expense	(38)	(31)	(106)	(91)
Interest rate swaps	Interest and finance costs, net	(2,194)	(4,442)	(7,707)	(15,578)

Total		(2,232)	(4,473)	(7,813)	(15,669)

Derivatives Not Designated as Hedging Instruments-Net effect on the Statement of Operations

	Gain (Loss) Recognized on Derivative
Derivative	Location	Amount Three months ended September 30,		Amount Nine months ended September 30,
		2013	2012	2013	2012
Interest rate swaps	Interest and finance costs, net	69	(343)	829	(1,111)
Bunker swaps	Interest and finance costs, net	448	596	117	827

Total		517	253	946	(284)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) SEPTEMBER 30, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Financial Instruments (continued)

(c)	Fair value: (continued)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of September 30, 2013 and December 31, 2012 was $9,134 and $14,895 respectively.

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of September 30, 2013 and December 31, 2012 using level 2 inputs (significant other observable inputs):

Recurring measurements	September 30, 2013	December 31, 2012
Interest rate swaps	(13,469)	(22,499)
Marketable Securities	—	1,664
Bunker swaps	97	105

	(13,372)	(20,730)

The following table presents the fair values of items measured at fair value on a nonrecurring basis for the period ended September 30, 2013 and year ended December 31, 2012, using Level 2 (significant other observable) inputs, respectively.

Nonrecurring basis	September 30, 2013	December 31, 2012
Vessels	$—	$28,586

	$—	$28,586

13.	Subsequent Events

On November 22, 2013, the Company announced a quarterly dividend of $0.05 per common share, payable on December 17, 2013 to shareholders of record on December 12, 2013.